18 July 2002
Number: 40/02

BHP BILLITON ANNOUNCES APPRAISAL WELL DRILLING RESULTS IN GULF OF MEXICO

BHP Billiton announced today the results from its Neptune-3 appraisal well in the Gulf of Mexico.

The well was drilled to a measured depth of 18,643 feet and has been temporarily abandoned. The well encountered 450 gross feet of hydrocarbon column, with approximately 130 feet of net oil pay in a similar Miocene age reservoir as seen in Neptune-1 & 2. An additional 20 feet of net oil pay was also encountered in a younger Miocene age reservoir.

After integration of final fluid sample analysis, petrophysical interpretation and new seismic data, the partnership will select a subsequent location for appraisal drilling and expect to commence further operations within six months. Pending further appraisal results, development options under consideration are a tieback to a future production hub in the area or a stand-alone production facility.

BHP Billiton Petroleum's President Deepwater Discovery and Appraisal,
Steve Bell, said today: "This is a positive outcome. We knew we had oil in the reservoir but previous results suggested that the flow characteristics of the fluids from Neptune-2 were poor and inadequate to sustain a commercial development. However with this well result we have not only confirmed the oil column but also demonstrated that the hydrocarbons have significantly better flow properties, offering the potential for development - but we will need to evaluate all the data and carry out further appraisal activity in order to fully assess the commercial potential of the accumulation."

Neptune-3 was spud on June 8 2002, using the BHP Billiton-operated drillship CR Luigs in Atwater Valley Block 617 in a water depth of 6,140 feet.
BHP Billiton is the designated operator of the five-block unit with a 50-percent working interest. The other participants are Marathon Oil Company and Woodside Petroleum Ltd., which hold 30-percent and 20-percent working interests, respectively.

In 1995, BHP Billiton farmed into the Neptune prospect, which was previously operated by BP, and drilled the discovery well, Neptune-1. A subsequent appraisal well, Neptune-2, was drilled in 1998 and abandoned after recovering hydrocarbon samples.

The Neptune discovery is located in the Atwater Foldbelt region of the Gulf of Mexico. This area includes the Mad Dog and Atlantis fields, where earlier this year BHP Billiton approved funding of up to US$690 million for development projects on those two fields.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com


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